Woody Woodall SVP, Chief Accounting Officer and Controller 601 Riverside Avenue Jacksonville, Florida 32204 Telephone: (904) 527-4093 e-mail: woody.woodall@fisglobal.com

August 10, 2011

Via Edgar
Mr. Andrew Mew
Accounting Branch Chief
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Re: File No. 001-16427

Dear Mr. Mew:
We hereby submit the following responses to the comment letter dated August 1, 2011, from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Form 10-K of Fidelity National Information Services, Inc. (“FIS”) for the fiscal year ended December 31, 2010 and our Definitive Proxy Statement on Schedule 14A filed April 5, 2011. To assist your review, we have retyped the text of those comments below.
Form 10-K for the Fiscal Year Ended December 31, 2010
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24
Contractual Obligations, page 35

1.
It appears that you may have material contractual obligations related to interest on your outstanding debt. Please revise future filings to include your interest obligations, either in this table or in narrative form immediately below this table.

The Company notes the Staff's comment and will provide estimated amounts for interest on our outstanding debt in the contractual obligations table in future filings. In the future, we will also disclose our assumptions regarding our interest expense estimate since much of our debt is subject to variable interest rates that could change from period to period.
Item 8. Financial Statements and Supplementary Data, page 39
Consolidated Statements of Earnings, page 43

2.
Please reconcile for us the difference between the $154.9 million impairment charges recorded in 2010 within your statement of earnings and the $197.3 impairment charge reflected in the statement of cash flows.

The table below reconciles the $154.9 million impairment charges recorded in the 2010 statement of earnings to the $197.3 million of impairment charges reflected in the statement of cash flows:

Intangible Assets	$140.3
Computer Software	14.6
Impairment charge on face of Statement of Earnings	$154.9

Other than temporary impairment classified in other income, net	$17.4
Asset impairment classified as discontinued operations	$25.0
Total impairment charges included on the Statement of Cash Flows	$197.3

In reconciling net income to cash flows from operations, we have elected not to separate cash flows from continuing operations vs. cash flows from discontinued operations. We have aggregated all impairment charges on the statement of cash flows, which total $197.3 million.
Footnote 2(c) of the consolidated financial statements discloses the different charges and the classification of those charges on the Statement of Earnings. We will modify this disclosure in future filings to aggregate the losses and cross reference to the statement of cash flows.
Notes to Consolidated Financial Statements
Note (1) Basis of Presentation, page 46
(n) Revenue Recognition, page 51
Processing Service, page 52

3.
We note the change of your processing service revenue presentation from gross to net, as a result of changes in contractual relationships. To help us better understand your accounting, please clarify in your disclosures the nature of the change in contractual relationships and explain how you reasonably determined that net revenue presentation was appropriate. Your response should include your assessment of the gross versus net indicators using the guidance within FASB ASC 605-45-45.

We disclosed the following in our Form 10-K for the year ended December 31, 2010:

A relatively small percentage of credit card processing revenue is generated from the merchant institution processing business, where the relationship is with the financial institution that contracts directly with the merchant. In this business, the Company is responsible for collecting and settling interchange fees with the credit card associations. Whether a company should recognize revenue based on the gross amount billed to a customer or the net amount retained is a matter of judgment that depends on the relevant facts and circumstances. Certain factors or indicators have been identified in the authoritative literature that should be considered in the evaluation. As a result of changes in contractual relationships in 2010, certain interchange revenues that the company had previously recorded gross, with related expenses recorded to cost of revenue, are now recorded net.

When we acquired Metavante in October 2009, both FIS and Metavante had processing operations with discrete contractual arrangements with financial institutions regarding interchange fees. Interchange fees are the costs charged by the card associations (e.g., Visa and MasterCard) to authorize a credit or debit card transaction. The contractual terms of the FIS and the Metavante arrangements have been evaluated separately for treatment of interchange fees as gross revenue or net revenue. Differences in the contractual terms of the arrangements resulted in interchange fees in the FIS arrangement being treated as gross revenue and in the Metavante arrangement being treated as net revenue. A summary of our evaluation of each arrangement is set forth in the below matrix. Following the closing of the FIS/Metavante acquisition and until June 2010, we continued processing transactions for the legacy FIS and Metavante customers separately under the respective arrangements. In the first half of 2010 and as part of our integration efforts related to the acquisition, we determined the best operating platform from an ongoing business perspective for these transactions was the Metavante arrangement. We migrated the legacy FIS customers and related transaction volumes to the Metavante arrangement, which utilizes a third party for processing these transactions. Accordingly, in the third quarter 2010, FIS treated these interchange fees as net revenue.
The interchange fees related to the platform consolidation and move to the Metavante contractual arrangement were approximately $35 million or 0.7% of consolidated revenues for 2010.

We evaluate our contractual arrangements on a case by case basis using the guidance in ASC 605-45-45. Determination of whether a transaction should be reported on a gross basis as a principal or a net basis as an agent requires careful assessment of both the gross and net revenue indicators and is a subjective matter. We do not consider any of the indicators to be presumptive or determinative; however the relative strength of each indicator is considered. The table below outlines our assessment of the two contractual arrangements noted above and why we reached a different accounting conclusion on the contracts.

Gross vs. net indicator	Legacy FIS arrangement	Metavante Arrangement
1) Is the company the primary obligor in the arrangement?	Yes - FIS was primarily responsible for core merchant information technology systems, Visa & MasterCard regulatory compliance, interchange qualification, chargebacks and related risk.	No - Third party provider is primarily responsible for core merchant information technology systems, Visa & MasterCard regulatory compliance, interchange qualification, chargebacks and related risk.
2) Does the company have general inventory risk - before customer order is placed or upon customer return?	Not applicable	Not applicable
3) Does the company have latitude in establishing price?	No - Interchange is determined by the Card Processing Networks: VISA/MasterCard	No - Interchange is determined by the Card Processing Networks: VISA/MasterCard
4) Does the company change the product or perform part of the service?	Yes - FIS facilitated daily processing and settlement activities with Visa & MasterCard and other service providers	No - a third party facilitates daily processing and settlement activities with Visa & MasterCard under contractual arrangement
	Yes - FIS collected discount fees directly from merchants and later, at the end of the month, settled funds to the acquiring financial institution net of interchange and FIS processing fees	No - Discount settlement takes place between the bank and the merchant. FIS does not participate in the settlement of "discount" cash.
5) Does the company have discretion in supplier selection	No - Visa/MasterCard are the sole supplier of the services generating interchange and operating fees	No - Visa/MasterCard are the sole supplier of the services generating interchange and operating fees
6) The Company is involved in determination of product or service specifications	Yes, FIS had control over product and services specifications	No, Third party processor is in control of product specifications.
7) Does the company have physical loss inventory risk - after customer order or during shipping?	Not applicable	Not applicable
8) Does the company maintain the credit risk?	Yes - Visa / MasterCard interchange fees were paid by FIS on a daily basis and settled to the merchant bank on a monthly basis (net of discount) via the FIS monthly merchant billing invoice.	Yes - Visa / MasterCard interchange fees are paid by FIS on a daily basis and settled to the merchant bank on a monthly basis via the FIS monthly merchant billing invoice.
	Yes - Chargebacks were funded/managed/cleared by FIS personnel	No - Chargebacks are funded by FIS but managed/cleared by third party processor
9) The Supplier (not the company) is the primary obligor in the arrangement	Per above, FIS is the primary obligor	Per above, third party processor is the primary obligor.
10) The amount the Company earns is Fixed	Yes, interchange is fixed at Card Network rates.	Yes, interchange is fixed at Card Network rates.
11) The supplier (and not the Company) has Credit Risk	No - Per above FIS had risk	No, FIS has credit risk for monthly billing of interchange

License and Software Related Revenues, page 52

4.
We note you do not stock in inventory the hardware products sold, but arrange for delivery of hardware from third-party suppliers. Please explain to us when you take title to the products, when the title eventually passes to the customer and whether you have back-end inventory risk. You state you had evaluated the gross versus net indicators for these transactions and recorded the revenues related to hardware transactions on a gross basis as you considered the primary obligor. In that regard, please provide to us, in more detail, your evaluation and consideration of the guidance within FASB ASC 605-45-45 in determining that gross presentation is appropriate.

Our equipment sales revenue totaled $60.4 million and $44.1 million for the years ended December 31, 2010 and December 31, 2009, respectively, representing approximately 1% of consolidated revenues for each period. We evaluate our contractual arrangements on a case by case basis using the guidance in ASC 605-45-45. Determination of whether a transaction should be reported on a gross basis as a principal or a net basis as an agent requires careful assessment of both the gross and net revenue indicators and is a subjective matter. We do not consider any of the indicators to be presumptive or determinative; however the relative strength of each indicator is considered.

For equipment sales transactions, our analysis involves contract terms review and evaluation of the gross vs. net indicators in accordance with the FASB guidance. Most of our arrangements with customers include a number of deliverables, with hardware representing a relatively small portion. In the majority of cases, our evaluation leads us to recognize revenue for equipment sales gross; however, there are some transactions in which the contractual terms, and thus the related evaluation under FASB ASC 605-45-45, lead to a net recognition conclusion. Although not common, this is the case when specific contractual language causes us to conclude the company is not the primary obligor.

The table below represents a typical assessment of one of our equipment arrangements.

Gross vs. net indicator	Assessment
1) Is the company the primary obligor in the arrangement?
Yes - FIS contracts with its customers to sell hardware along with other deliverables and separately contracts with suppliers to obtain the hardware. The end customer looks only to FIS for contract fulfillment.

2) Does the company have general inventory risk - before customer order is placed or upon customer return?	Yes - FIS has back-end inventory risk in the event a product delivery is not accepted or is returned.
3) Does the company have latitude in establishing price?	Yes - FIS establishes the prices charged to customer for the hardware products it sells.
4) Does the company change the product or perform part of the service?	No - FIS does not modify the hardware, although in some cases software is loaded prior to delivery to the customer.
5) Does the company have discretion in supplier selection?	Yes - To the extent required hardware devices are available from multiple vendors FIS uses its discretion in selecting a supplier.
6) The Company is involved in determination of product or service specifications.	Yes - FIS customers rely on its expertise regarding specifications and thus product selection and configuration.
7) Does the company have physical loss inventory risk - after customer order or during shipping?	Yes - While the equipment is typically shipped directly from the supplier to the customer. FIS takes title and bears risk during shipping and until customer acceptance.
8) Does the company maintain the credit risk?	Yes - FIS bills and receives payment directly from the end customer.

Note (14) Income Taxes, page 69

5.
We refer you to page 70 where we note foreign rate differentials in your effective income tax rate reconciliation. Explain to us how the foreign rate differential is determined for each fiscal year in light of its year to year significant fluctuations even though there was no apparent change in your overseas operations. Explain to us the reasons behind the rate change of 7.7% between 2009 and 2010 for this item.

The company accounts for income taxes under ASC 740-10-25 and ASC 740-30-25 with respect to our controlled foreign corporations (CFC's). Under this guidance, if we determine that (1) earnings from the controlled foreign subsidiaries are a permanent investment and (2) there is no plan to repatriate earnings, then we are not required to record deferred taxes on the unremitted earnings. Thus, the foreign rate differential is determined on the difference between the U.S. statutory rates less the foreign tax rates multiplied by the permanently reinvested foreign earnings.

The foreign rate differential did decrease by 770 basis points between 2009 and 2010, when expressed as a percentage of pre-tax earnings. First, the CFC's had experienced a significant decrease in aggregate pre-tax earnings during 2010 due to losses from our Brazilian item processing business, which reduced our foreign rate differential between 2009 and 2010 by $7.6 million causing a significant change in the impact of the rate differential on our effective tax rate. Second, domestic pre-tax earnings increased significantly in 2010 to $616.3 million compared to $163.7 million in 2009, due largely to the FIS/Metavante merger in late 2009. This significant growth in earnings in 2010 caused the impact of the foreign rate differential on our effective tax rate to be significantly less in 2010 compared to 2009.

6.
Refer to the deferred tax assets and liabilities table on page 70. Please explain to us your basis for recognizing a deferred income tax liability related to amortization of goodwill. Reference is made to FASB ASC 740-10-25.

Consistent with ASC 740-10-25, the Company has not recorded a deferred tax liability on goodwill for which amortization is not deductible for tax purposes. However, the company has recorded a deferred tax liability on intangible assets (excluding goodwill) that are amortized under GAAP but as to which a tax deduction is not available. Effectively, the Company has recorded a deferred tax liability on the difference between the net book value vs. the tax basis in the intangibles. The caption that we use for the line item on our schedule of deferred taxes “Amortization of goodwill and intangible assets” takes into consideration the tax effect of the difference between the Company's book value less tax basis in intangible assets, including tax deductible goodwill acquired in certain M&A transactions.

7.
We note your disclosure that “[t]he Company provides for United States income taxes on earnings of foreign subsidiaries unless they are considered permanently reinvested outside of the United States. The determination of the amount of unrecognized deferred tax liability related to these earning is not practical at this time.” Please clarify for us and in your disclosures if you considered foreign subsidiaries' earnings to be permanently reinvested. If not, please explain to us why the related deferred tax liabilities are determined to be not practicable at this time.

As described above in the answer to question 5, the company's management has determined that undistributed earnings of its controlled foreign subsidiaries are permanently invested overseas. Consistent with ASC 740-10-25 and ASC 740-30-25, the excess of the amount for financial reporting over the tax basis of an investment in a foreign subsidiary is treated as permanent in duration. Thus, the Company does not record the deferred tax liability on the unremitted earnings of the CFC's.

Pursuant to ASC 740-30-50, the disclosure of the amount of unrecognized deferred tax liability related to the permanently reinvested earnings of the company's controlled foreign corporation is not required as the determination of the deferred tax liability is not practicable at this time. In future filings, we would propose modifying our disclosure to the following:

The Company provides for United States income taxes on earnings of foreign subsidiaries unless they are considered permanently reinvested outside the United States. For those earnings considered to be permanently reinvested outside the United States, a determination of the amount of unrecognized deferred tax liability is not practicable at this time.

Definitive Proxy Statement on Schedule 14A

Certain Information About our Directors, page 5

8.
We note that the business experience disclosure for several of your directors does not clearly state the time periods during which the director held the position described. By way of example only, we note that your disclosure on page seven regarding Messrs. James and Neary describes the most recent positions held by each director, but it does not specify the time periods during which those positions were held. Please review all of your director disclosure and provide us with proposed disclosure that clearly describes the business experience for each of your directors during the past five years. See Item 401(e) of Regulation S-K.

We have reviewed the disclosure for all of our directors and director nominees.
We believe that the disclosure for Messrs. Hagerty, Neary and James, as revised below, clearly describes the business experience of each of them during the past five years in compliance with Item 401(e)(1) of Regulation S-K. We further believe that the business experience of our other directors and nominees in our proxy statement was appropriately described in accordance therewith.

Thomas M. Hagerty. Thomas M. Hagerty has served as a director of FIS since February 2006 and currently serves as a nominee of Thomas H. Lee Partners, L.P. to the FIS Board, as described below in “Proposal No. 1: Election of Directors.” Mr. Hagerty has served as a director of FNF since October 2006. Mr. Hagerty is a Managing Director of Thomas H. Lee Partners, L.P., a position he has held since 1994. Mr. Hagerty has been employed by Thomas H. Lee Partners, L.P. and its predecessor, Thomas H. Lee Company, since 1988. From July 2000 through April 2001, Mr. Hagerty also served as the Interim Chief Financial Officer of Conseco, Inc. On December 17, 2002, Conseco, Inc. voluntarily commenced a case under Chapter 11 of the United States Code in the United States Bankruptcy Court, Northern District of Illinois, Eastern Division. Mr. Hagerty also serves as a director of MGIC Investment Corporation, MoneyGram International, Inc., Ceridian Corporation and several private companies. Within the past five years, Mr. Hagerty has served as a director of Metris Companies, Inc. and Hilltop Holdings Inc. (formerly known as Affordable Residential Communities Inc.).

Stephan A. James. Stephan A. James retired from full time employment with Accenture, Ltd. in 2004. Mr. James was the Chief Operating Officer of Accenture from 2000 to 2004 and Vice Chairman from 2001 to 2004. From August 2004 until August 2006, Mr. James served in the advisory position of International Chairman of Accenture. Mr. James has served as a director of BMC Software, Inc. since May 2010 and as a director of Navigant Consulting, Inc. since January 2009. Mr. James currently serves as a member of the University of Texas McCombs School of Business Advisory Board. Mr. James served as a director of Metavante Technologies, Inc. from November 2007 until the Metavante merger.

James Neary. James Neary has served as a nominee of WPM, L.P. to the FIS Board since October 2009, as described below in “Proposal No. 1: Election of Directors,” and was elected to the Board in 2010. Mr. Neary is a Managing Director of Warburg Pincus LLC and since 2010 has led the firm's buyout efforts in technology, media, telecom and business services. From 2000 through 2004, Mr. Neary led Warburg Pincus LLC's Capital Markets group, and from 2004 to 2010 he was co-head of Warburg Pincus's technology, media and telecommunications effort in the U.S. Mr. Neary is currently a director of Interactive Data Corporation, Alert Global Media Holdings, LLC, Telmar Network Technology and Coyote Logistics. He previously was a Managing Director at Chase Securities and was in the Leveraged Finance Group at Credit Suisse First Boston. Mr. Neary served as a director of Metavante Technologies, Inc. from November 2007 until the Metavante merger and currently serves on the board of The Brearley School.

Proposal No. 4: Advisory Vote on the Frequency of an Advisory Vote on Executive Compensation, page 10

9.
Please confirm that in future filings you will expand your discussion to clarify that shareholders have four options, as opposed to the three you currently discuss, with respect to the advisory vote on the frequency of and advisory vote on executive compensation. Specifically, we note that your discussion beginning on page 10 accurately states that shareholders may recommend that a vote occur every one, two, or three years, but you do not state that shareholders have the additional option of abstaining from the advisory vote.

This confirms that in future filings we will expand our discussion to clarify that shareholders have four options with respect to the advisory vote on the frequency of an advisory vote on executive compensation.

**********

Further, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

We would appreciate receiving any further comments at the Staff's earliest possible convenience. If you should have any questions or comments regarding this letter, please contact me at (904) 527-4093.
Very truly yours,

/s/ James W. Woodall